FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 6, 2020	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Vice-President Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	News Release October 6, 2020

Celebrating 100 years

NEWS RELEASE

CN Board Appoints Margaret A. McKenzie to its Board of Directors

Montreal, October 6, 2020 – CN (TSX: CNR) (NYSE: CNI) announced today that Margaret A. McKenzie has been appointed to serve on the Board of Directors of CN.  Ms. McKenzie will join the Board on October 6, 2020.

Ms. McKenzie, 58, has more than 30 years of experience in the energy sector in the areas of management, finance, accounting, compensation and corporate governance.  She was a founder and the chief financial officer of Range Royalty Management Ltd., a private entity focused on acquiring oil and natural gas royalties in Western Canada from 2006 to 2014 and the chief financial officer of Profico Energy Management Ltd., a private exploration and production company, from 2000 to 2006.  Ms. McKenzie has served on both public and private boards since 2006.  She currently serves as a director of PrairieSky Royalty Ltd, Ovintiv Corporation (previously Encana Corporation) and InterPipeline Limited.

“Margaret’s extensive business and strategic planning experience, entrepreneurial spirit, and deep understanding of customers’ needs and expectations, combined with her financial acumen and expertise, make her an exceptional addition to CN’s Board.  We look forward to her contributions to the Board’s deliberations as CN continues to play an essential role in the North American economy.”

- Robert Pace, Chair of CN’s Board of Directors.

Ms. McKenzie holds a Bachelor of Commerce degree from the University of Saskatchewan and has been a Chartered Accountant (CPA CA) since 1985.  She obtained her ICD.D designation from the Institute of Corporate Directors in 2013.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the Southern tip of the U.S. through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:

Media	Investors
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations, CN	Investor Relations, CN
514-399-7956	514-399-0052